The information in this pricing supplement is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. This pricing supplement and the accompanying prospectus supplement and prospectus are not an offer to sell these securities, nor are they soliciting an offer to buy these securities in any state where the offer or sale of securities is not permitted.

Filed pursuant to Rule 424(b)(2)
Registration Nos. 333-157386 and 333-157386-01

SUBJECT TO COMPLETION, DATED OCTOBER 18, 2010

PRICING SUPPLEMENT NO. 2010-MTNDD655 DATED                     , 2010

(TO PROSPECTUS SUPPLEMENT DATED FEBRUARY 18, 2009 AND PROSPECTUS DATED FEBRUARY 18, 2009) MEDIUM-TERM NOTES, SERIES D

CITIGROUP FUNDING INC.

Notes Linked to the Morningstar® Wide Moat FocusSM Total Return

Index/S&P 500® Total Return Index Long Short Basket

Due November     , 2013

$10 per Note

Any Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed by Citigroup Inc.

■	The notes will mature on November , 2013. We will not make any payments on the notes prior to maturity or early redemption, as applicable.

■

The amount you receive at maturity may be less than your initial investment in the notes and could be zero. If the notes are redeemed before maturity, the amount you receive upon early redemption will be less than your initial investment in the notes and could be zero.

■

The notes are linked to a basket (the “Long Short Basket”) that on the pricing date will reflect (i) an exposure to the Morningstar Wide Moat Focus Total Return Index (the “long index”) equal to 150% of the closing value of the Long Short Basket on the pricing date (the “starting basket value”, which will be set at 100) and (ii) an exposure to the S&P 500® Total Return Index (the “short index” and, together with the long index, the “basket indexes”) equal to negative 50% of the starting basket value.

■

The closing value of the Long Short Basket on any basket determination date will equal the sum of (i) the product of the closing value of the long index on that basket determination date and its basket composition ratio and (ii) the product of the closing value of the short index on that basket determination date and its basket composition ratio. The basket composition ratio for each basket index will be determined on the pricing date and will equal the initial percentage weight of the relevant basket index divided by the closing value of such basket index on the pricing date multiplied by 100, rounded to eight decimal places.

■

Unless the notes are subject to early redemption, you will receive at maturity for each note you hold a maturity payment equal to the product of (i) $10 per note and (ii) the basket return percentage, which will equal the closing value of the Long Short Basket on the valuation date (the “ending basket value”) divided by the starting basket value. Thus, the maturity payment will be based on the performance of the Long Short Basket from the pricing date to the valuation date. The maturity payment may be greater than, equal to, or less than your initial investment in the notes.

■

If on any basket determination date prior to the valuation date the closing value of the Long Short Basket is equal to or less than 50 (a decrease of 50% or more from the starting basket value) (the “trigger date”), we will redeem the notes, in whole and not in part. Upon early redemption, on the fifth business day immediately succeeding the trigger date (the “early redemption date”), you will receive an early redemption payment equal to the product of (i) $10 per note and (ii) the arithmetic average of the closing values of the Long Short Basket on the two scheduled basket determination dates immediately succeeding the trigger date (the “average basket value”) divided by the starting basket value. Thus, on the early redemption date you will receive substantially less than your initial investment in the notes and may receive zero, resulting in a substantial loss on your investment in the notes.

■	We will not apply to list the notes on any exchange.

Investing in the notes involves a number of risks. See “Risk Factors Relating to the notes” beginning on page PS-8.

“Standard and Poor’s®,” “S&P 500®,” and “S&P®” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use for certain purposes by Citigroup Funding Inc. The notes have not been passed on by Standard & Poor’s or The McGraw-Hill Companies. The notes are not sponsored, endorsed, sold or promoted by Standard & Poor’s or The McGraw-Hill Companies and neither makes any warranties or bears any liability with respect to the notes.

“Morningstar®” and “Wide Moat FocusSM” are trademarks of Morningstar, Inc. and have been licensed for use for certain purposes by Citigroup Funding Inc. The notes have not been passed on by Morningstar, Inc. The notes are not sponsored, endorsed, sold or promoted by Morningstar, Inc. and Morningstar, Inc. does not make any warranties or bear any liability with respect to the notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this pricing supplement and accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The notes are not deposits or savings accounts but are unsecured debt obligations of Citigroup Funding Inc. The notes are not insured or guaranteed by the Federal Deposit Insurance Corporation or by any other governmental agency or instrumentality.

	Per Note	Total
Public Offering Price	$10.00	$
Underwriting Discount	$0.00	$
Proceeds to Citigroup Funding Inc.	$10.00	$

Citigroup Global Markets Inc., an affiliate of Citigroup Funding and the underwriter of the sale of the notes, will receive an underwriting fee of $0 for each $10 note sold in this offering. Certain dealers will receive from Citigroup Global Markets $0 for each note they sell. It is possible that Citigroup Global Markets and its affiliates may profit from expected hedging activity related to this offering, even if the value of the notes declines. You should refer to “Risk Factors Relating to the Notes” and “Plan of Distribution; Conflicts of Interest” in this pricing supplement for more information.

We expect to deliver the notes to purchasers on or about                     , 2010.

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

SUMMARY INFORMATION — Q&A

What Are the Notes?

The Notes Linked to the Morningstar® Wide Moat FocusSM Total Return Index/S&P 500® Total Return Index Long Short Basket due November     , 2013, or the notes, are investments linked to a basket of equity indexes (the “Long Short Basket”) that offer a potential return at maturity based on the participation in any increase in the closing value of the Long Short Basket from the pricing date to the valuation date. Payment at maturity may be less than the principal amount of your initial investment in the notes. If the notes are redeemed before maturity, the early redemption payment will be substantially less than the principal amount of your initial investment in the notes.

Unless the notes are subject to early redemption, you will receive at maturity for each note you hold a maturity payment equal to the product of (i) $10 per note and (ii) the ending basket value divided by the starting basket value. Thus, the maturity payment will depend on the performance of the Long Short Basket from the pricing date to the valuation date. The maturity payment may be greater than, equal to, or less than your initial investment in the notes.

In the event of a trigger date (a basket determination date in which the closing value of the Long Short Basket is equal to or less than 50, resulting in a decrease of 50% or more from the starting basket value), we will redeem the notes, in whole and not in part, and on the early redemption date you will receive an early redemption payment equal to the product of (i) $10 per note and (ii) the average basket value divided by the starting basket value. Thus, on the early redemption date you will receive substantially less than your initial investment in the notes and may receive zero, resulting in a substantial loss on your investment in the notes.

The notes are a series of unsecured senior debt securities issued by Citigroup Funding Inc., the payments on which are fully and unconditionally guaranteed by Citigroup Inc. The notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding, and as a result of the guarantee any payments due under the notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc. The return of the stated principal amount of your investment at maturity is not guaranteed. All payments on the notes are subject to the credit risk of Citigroup Inc.

Each note represents a stated principal amount of $10. You may transfer the notes only in units of $10 and integral multiples of $10. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the notes in the form of a global certificate, which will be held by The Depository Trust Company or its nominee. Direct and indirect participants in DTC will record beneficial ownership of the notes by individual investors. Accountholders in the Euroclear or Clearstream Banking clearance systems may hold beneficial interests in the securities through the accounts those systems maintain with DTC. You should refer to the section “Description of the Notes — Book-Entry System” in the accompanying prospectus supplement and the section “Description of Debt Securities — Book-Entry Procedures and Settlement” in the accompanying prospectus.

Will I Receive Periodic Interest on the Notes?

No. We will not make any payments on the notes prior to maturity or early redemption, as applicable. In addition, you will not be entitled to receive dividend payments or other distributions, if any, made on the stocks included in the basket indexes.

How Will the Maturity Payment Be Calculated?

The maturity payment will equal $10 per note multiplied by the basket return percentage.

For purposes of the maturity payment, the basket return percentage will equal the following fraction, expressed as a percentage:

ending basket value

starting basket value

Where:

The starting basket value will be set to 100 based on the sum of (i) the product of the closing value of the long index on the pricing date and its basket composition ratio and (ii) the product of the closing value of the short index on the pricing date and its basket composition ratio.

The ending basket value will equal the closing value of the Long Short Basket on the valuation date.

How Will the Early Redemption Payment Be Calculated?

The early redemption payment will equal $10 per note multiplied by the average basket value divided by the starting basket value.

The starting basket value will be set to 100 on the pricing date and will be calculated as described above.

The average basket value will equal the arithmetic average of the closing values of the Long Short Basket on the two scheduled basket determination dates immediately succeeding the trigger date.

What Will I Receive at Maturity of the Notes?

Unless the notes are subject to early redemption, you will receive at maturity for each note you hold a maturity payment based on the ending basket value, which may be positive, zero or negative. Thus, the payment at maturity could be less than the $10 principal amount per note and could be zero.

What Will I Receive Upon Early Redemption of the Notes?

In the event of a trigger date (a basket determination date in which the closing value of the Long Short Basket is equal to or less than 50, resulting in a decrease of 50% or more from the starting basket value), we will redeem the notes, in whole and not in part, and on the early redemption date you will receive an early redemption payment based on the average basket value. Thus, on the early redemption date you will receive substantially less then your initial investment in the notes and may receive zero, resulting in a substantial loss on your investment in the notes.

Where Can I Find Examples of Hypothetical Returns at Maturity?

For a table setting forth hypothetical payments and returns at maturity, see “Description of the Notes — What You Could Receive at Maturity — Hypothetical Examples” in this pricing supplement.

Where Can I find Examples of Hypothetical Early Redemption Payments?

For an example of early redemption payment, see “Description of the Notes — What You Could Receive Upon Early Redemption — Hypothetical Example” in this pricing supplement.

Who Determines the Value of the Long Short Basket and What Does it Measure?

Citigroup Global Markets Inc., as calculation agent, will determine the closing value of the Long Short Basket. On the pricing date the Long Short Basket will reflect (i) an exposure to the long index equal to 150% of the starting basket value and (ii) an exposure to the short index equal to negative 50% of the starting basket value. The starting basket value will be set to equal 100 based on the sum of (i) the product of the closing value of the long index on the pricing date and its basket composition ratio and (ii) the product of the closing value of the short index on the pricing date and its basket composition ratio.

The basket composition ratio for each basket index will be determined on the pricing date and will equal the initial percentage weight of the relevant basket index divided by the closing value of such basket index on the pricing date multiplied by 100, rounded to eight decimal places.

Basket Index	Bloomberg Ticker	Closing Value on Pricing Date	Initial Percentage Weight	Basket Composition Ratio
Morningstar Wide Moat Focus Total Return Index	MWMFTR <Index>		150%

S&P 500 Total Return Index	SPTR <Index>		Negative 50%

The closing value of the Long Short Basket on any basket determination date, as calculated by the calculation agent, will equal the sum of (i) the product of the closing value of the long index on that basket determination date and its basket composition ratio and (ii) the product of the closing value of the short index on that basket determination date and its basket composition ratio.

Please note that an investment in the notes does not entitle you to any dividends, voting rights or any other ownership or interest in respect of the stocks included in the basket indexes.

Is There a Possibility of Loss of Principal?

Yes. If the notes are not subject to early redemption and the ending basket value is less than the starting basket value, for each $10 notes you hold at maturity you will receive less than the principal amount of your investment in the notes. This will be true even if the closing value of the Long Short Basket exceeded its starting basket value at one or more times over the term of the notes. Additionally, in the event of a trigger date (a basket determination date in which the closing value of the Long Short Basket is equal to or less than 50, resulting in a decrease of 50% or more from the starting basket value), we will redeem the notes, in whole and not in part, and on the early redemption date you will receive an early redemption payment which will be substantially less than your initial investment in the notes and may be zero, resulting in a substantial loss on your investment in the notes.

How Have the Basket Indexes Performed Historically?

We have provided a table showing the high and low closing values and the quarter-end closing values of the Morningstar Wide Moat Focus Total Return Index for each quarter in the period from January 3, 2005 to October 15, 2010 as well as a graph showing the daily closing values of the Morningstar Wide Moat Focus Total Return Index from January 3, 2005 to October 15, 2010. You can find the table and the graph in the section “Description of the Basket Components — Historical Data on the Morningstar Wide Moat Focus Total Return Index” in this pricing supplement.

We have provided a table showing the high and low closing values and the quarter-end closing values of the S&P 500® Index for each quarter in the period from January 3, 2005 to October 15, 2010 as well as a graph showing the daily closing values of the S&P 500® Total Return Index from January 3, 2005 to October 15, 2010. You can find the table and the graph in the section “Description of the Basket Components — Historical Data on the S&P 500® Total Return Index” in this pricing supplement.

We have provided this historical information to help you evaluate the behavior of each of the basket indexes in recent years. However, past performance is not indicative of how the basket indexes will perform in the future. You should also refer to the section “Risk Factors — The Historical Performance of the Long Short Basket and the Historical Data on the Basket Indexes Are Not Indicative of the Actual Amount You Will Receive at Maturity” in this pricing supplement.

What Are the U.S. Federal Income Tax Consequences of Investing in the Notes?

For U.S. federal income tax purposes, you and Citigroup Funding agree to treat the notes as a cash-settled prepaid forward contract on the value of the Long Short Basket on the valuation date, pursuant to which forward contract, at maturity you will receive cash equal to the percentage change in the value of the Long Short Basket subject to certain adjustments. In addition, you and Citigroup Funding agree to treat the amounts invested by you as a cash deposit that will be used to satisfy your obligation under the notes. The summary below assumes such treatment, except where otherwise stated. Under this treatment, at maturity or upon the sale or other taxable disposition of the notes, you will generally have capital gain or loss equal to the difference between the cash you receive and your adjusted tax basis in the notes. Subject to the discussion below regarding the possible characterization of some gains as ordinary income under Section 1260 of the Internal Revenue Code of 1986 (“Section 1260”), such gain or loss generally will be long-term capital gain or loss if you have held the notes for more than one year at the time of disposition. Although the matter is not clear, it is possible that a portion of long-term capital gains realized by you in respect of the notes could be recharacterized as ordinary income (and therefore as ineligible for preferential tax rates) and that the deemed underpayment of tax with respect to the deferral of such ordinary income could be subject to an interest charge. This possibility arises from the fact that the notes are likely to constitute a “constructive ownership” transaction within the meaning of Section 1260.

Due to the absence of authority as to the proper characterization of the notes, no assurance can be given that the Internal Revenue Service will accept, or that a court will uphold, the agreed-to characterization and tax treatment described above, and alternative treatments of the notes could result in less favorable U.S. federal income tax consequences to you. Significant aspects of the U.S. federal income tax consequences of an investment in the notes are not certain, including the tax consequences associated with (i) changes to the components of the Morningstar Index or the weight of the components when the Morningstar Index is rebalanced or (ii) the amount attributable to dividends and other current returns in respect of the Morningstar Index. In addition, the IRS and U.S. Treasury Department have requested public comments on a comprehensive set of tax policy issues (including timing and character) related to financial instruments similar to notes. Finally, legislation has been introduced for consideration in the U.S. Congress that, if enacted into law, would require current accrual of interest income on prepaid derivative contracts with a term of more than one year (which would include financial instruments similar to the notes) acquired after the date of the legislation’s enactment. You should refer to the section “Certain United States Federal Income Tax Considerations” in this pricing supplement for more information.

Any capital gain realized upon maturity, sale or other disposition of the notes by a holder that is not a U.S. person will generally not be subject to U.S. federal income tax if (i) such gain is not effectively connected with a U.S. trade or business of such holder and (ii) in the case of an individual, such individual is not present in the United States for 183 days or more in the taxable year of the sale or other disposition or the gain is not attributable to a fixed place of business maintained by such individual in the United States.

Will the Notes Be Listed on a Securities Exchange?

No. The notes will not be listed on any securities exchange.

Can You Tell Me More About Citigroup Inc. and Citigroup Funding Inc.?

Citigroup Inc. is a diversified global financial services holding company whose businesses provide a broad range of financial services to consumer and corporate customers. Citigroup Funding Inc. is a wholly-owned subsidiary of Citigroup Inc. whose business activities consist primarily of providing funds to Citigroup Inc. and its subsidiaries for general corporate purposes.

What Is the Role of Citigroup Funding Inc. and Citigroup Inc.’s Affiliate, Citigroup Global Markets Inc.?

Citigroup Funding’s and Citigroup Inc.’s affiliate, Citigroup Global Markets Inc., is the underwriter for the offering and sale of the notes and is expected to receive compensation for activities and services provided in connection with the offering. After the initial offering, Citigroup Global Markets and/or other broker-dealer affiliates of Citigroup Funding intend to buy and sell notes to create a secondary market for holders of the notes, and may engage in other activities described below in the section “Plan of Distribution; Conflicts of Interest.” However, neither Citigroup Global Markets nor any of these affiliates will be obligated to engage in any market-making activities, or continue them once it has started. Citigroup Global Markets will also act as calculation agent for the notes. Potential conflicts of interest may exist between Citigroup Global Markets and you as a holder of the notes. You should refer to “Risk Factors Relating to the Notes — The Calculation Agent, Which is an Affiliate of the Issuer, Will Make Determinations With Respect to the Notes” in this pricing supplement for more information.

Can You Tell Me More About the Effect of Citigroup Funding Inc.’s Hedging Activity?

Citigroup Funding expects to hedge its obligations under the notes through it or one or more of its affiliates. This hedging activity likely will involve trading in the stocks included in either of the basket indexes, or in other instruments, such as options, swaps or futures, based upon either of the basket indexes or the stocks included in either of the basket indexes. This hedging activity also could affect the values of the long index or the short index during the term of the notes and, therefore, the market value of the notes. The costs of maintaining or adjusting this hedging activity could also affect the price at which Citigroup Funding’s affiliate Citigroup Global Markets may be willing to purchase your notes in the secondary market. Moreover, this hedging activity may result in Citigroup Funding or its affiliates receiving a profit, even if the market value of the notes declines. You should refer to “Risk Factors — Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest,” “ — The Price at Which You Will Be Able to Sell Your notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest” in this pricing supplement, “Risk Factors Relating to the notes — Citigroup Funding Inc.’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and “Use of Proceeds and Hedging” in the accompanying prospectus.

Does ERISA Impose Any Limitations on Purchases of the notes?

Employee benefit plans and other entities the assets of which are subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974, as amended, Section 4975 of the Internal revenue Code of 1986, as amended, or substantially similar federal, state or local laws, including individual retirement accounts, (which we call “Plans”) will be permitted to purchase and hold the notes, provided that each such Plan shall by its purchase be deemed to represent and warrant either that (A) (i) none of Citigroup Global Markets, its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the notes or renders investment advice with respect to those assets and (ii) the Plan is paying no more than adequate consideration for the notes or (B) its acquisition and holding of the notes is not prohibited by any such provisions or laws or is exempt from any such prohibition. However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the notes if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of notes by the account, plan or annuity. Please refer to the section “ERISA Matters” in this pricing supplement for further information.

Are There Any Risks Associated with My Investment?

Yes, the notes are subject to a number of risks. Please refer to the section “Risk Factors Relating to the notes” in this pricing supplement.

RISK FACTORS RELATING TO THE NOTES

Because the terms of the notes differ from those of conventional debt securities in that the maturity payment or the early redemption payment will be based on the percentage change in the closing value of the Long Short Basket during the term of the notes, an investment in the notes entails significant risks not associated with similar investments in conventional debt securities, including, among other things, fluctuations in the value of the Long Short Basket and other events that are difficult to predict and beyond our control.

You Will Receive Less than Your Initial Investment at Maturity if the Closing Value of the Long Short Basket Declines From the Pricing Date to the Valuation Date

The amount payable at maturity will depend on the performance of the Long Short Basket from the pricing date to the valuation date. If the ending basket value is less than the starting basket value, the amount you receive at maturity for each note will be less than the $10 you paid for each note and could be zero. This will be true even if the closing value of the Long Short Basket exceeds the starting basket value at one or more times during the term of the notes.

You Will Receive Substantially Less Than Your Initial Investment Upon Early Redemption of the Notes

In the event of a trigger date (a basket determination date in which the closing value of the Long Short Basket is equal to or less than 50, resulting in a decrease of 50% or more from the starting basket value), we will redeem the notes, in whole and not in part, and on the early redemption date you will receive an early redemption payment will be based on the average basket value. Thus, on the early redemption date you will receive substantially less than your initial investment in the notes and may receive zero, resulting in a substantial loss on your investment in the notes.

You Will Not Receive Any Periodic Payments on the Notes

You will not receive any periodic payments of interest or any other periodic payments on the notes. In addition, you will not be entitled to receive dividend payments or other distributions, if any, made on the stocks included in the basket indexes.

The Yield on the Notes May Be Lower Than the Yield on a Standard Debt Security of Comparable Maturity

The notes do not pay any interest. As a result, if (a) the ending basket value is less than              (an increase of     % from its starting basket value) or (b) the notes are subject to early redemption, the yield on the notes will be less than that which would be payable on a conventional fixed-rate debt security of Citigroup Funding (guaranteed by Citigroup Inc.) of comparable maturity.

The Notes are Subject to the Credit Risk of Citigroup Inc. and Any Actual or Anticipated Changes to its Credit Ratings and Credit Spreads May Adversely Affect the Market Value of the Notes

You are subject to the credit risk of Citigroup Inc. The notes are not guaranteed by an entity other than Citigroup Inc. If Citigroup Inc. defaults on its guarantee obligations under the notes, your investment would be at risk and you could lose some or all of your investment. As a result, the market value of the notes will be affected by changes in the market’s view of Citigroup Inc.’s creditworthiness. Any decline, or anticipated decline, in Citigroup Inc.’s credit ratings or increase, or anticipated increase, in the credit spreads charged by the market for taking Citigroup Inc. credit risk is likely to adversely affect the market value of the notes.

The Long and Short Positions on the Basket Indexes Will Have a Substantial Effect on the Closing Value of the Long Short Basket, and in Turn, the Value of the Notes

On the pricing date the Long Short Basket will reflect (i) an exposure to the long index equal to 150% of the starting basket value and (ii) an exposure to the short index equal to negative 50% of the starting basket value. The long position offers the potential for significant increases in the closing value of the Long Short Basket due to increases in the closing value of the long index but also entails a high degree of risk, including the risk of magnified and substantial decreases in the closing value of the Long Short Basket if there are decreases in the closing value of the long index. In addition, as a result of the short position, any increase in the closing value of the short index will adversely affect the closing value of the Long Short Basket, and may offset any gains in the closing value of the Long Short Basket related to increases in the closing value of the long index. Because of the weighting of the long index, changes in its closing value will have a greater effect on the closing value of the Long Short Basket than similar changes in the closing value of the short index. We cannot assure you of the direction of, or percentage change in, the values of either of the basket indexes during the term of the notes.

The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest

We believe that the value of the notes in any secondary market will be affected by supply of and demand for the notes, the values of the basket indexes and a number of other factors. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe what we expect to be the impact on the market value of the notes of a change in a specific factor, assuming all other conditions remain constant.

Value of the Long Short Basket. We expect that the market value of the notes will depend substantially on the amount, if any, by which the value of the Long Short Basket changes from the starting basket value. However, changes in the value of the Long Short Basket may not always be reflected in full or in part, in the market value of the notes. If you choose to sell your notes when the value of the Long Short Basket exceeds the starting basket value, you may receive substantially less than the amount that would be payable at maturity because of expectations that the value of the Long Short Basket will continue to fluctuate during the term of the notes. If you choose to sell your notes when the value of the Long Short Basket is below the starting basket value, you will likely receive less than the amount you originally invested.

Trading prices of the stocks included in the basket indexes will be influenced by both the complex and interrelated political, economic, financial and other factors that can affect the capital markets generally and the equity trading markets on which such stocks are traded, and by various circumstances that can influence the values of such stocks in a specific market segment of a particular stock. Citigroup Funding’s hedging activities in the stocks included in the basket indexes, the issuance of securities similar to the notes and other trading activities by Citigroup Funding, its affiliates and other market participants can also affect the price of the stocks included in the basket indexes.

Volatility of the basket indexes. Volatility is the term used to describe the size and frequency of market fluctuations. If the expected volatility of the values of the basket indexes changes during the term of the notes, the market value of the notes may decrease.

Events Involving the Companies Included in the basket indexes. General economic conditions and earnings results of the companies whose stocks are included in the basket indexes and real or anticipated changes in those conditions or results may affect the market value of the notes.

Interest Rates. We expect that the market value of the notes will be affected by changes in U.S. interest rates. In general, if U.S. interest rates increase, the market value of the notes may decrease, and if U.S. interest rates decrease, the market value of the notes may increase.

Time Premium or Discount. As a result of a “time premium” or “discount,” the notes may trade at a value above or below that which would be expected based on the level of interest rates and the value of the basket indexes the longer the time remaining to maturity. A “time premium” or “discount” results from expectations concerning the values of the basket indexes during the period prior to the maturity of the notes. However, as the time remaining to maturity decreases, this “time premium” or “discount” may diminish, increasing or decreasing the market value of the notes.

Hedging Activities. Hedging activities related to the notes by one or more of our affiliates will likely involve trading in one or more of the stocks included in the basket indexes or in other instruments, such as options, swaps or futures, based upon the basket indexes or the stocks included in the basket indexes. This hedging activity could affect the value of the Long Short Basket and therefore the market value of the notes. It is possible that our affiliates or we may profit from our hedging activity, even if the market value of the notes declines. Profits or loss from this hedging activity could affect the price at which our affiliate Citigroup Global Markets may be willing to purchase your notes in the secondary market. Additionally, due to the inclusion of projected profit from hedging in the public offering price of the notes, the notes may trade at prices below their initial issue price.

Fees and Projected Hedging Profits. The price, if any, at which Citigroup Global Markets is willing to purchase the notes in secondary market transactions will likely be lower than the public offering price since the public offering price of the notes will include, and secondary market prices are likely to exclude the cost of hedging our obligations under the notes. The cost of hedging includes the projected profit that our affiliates may realize in consideration for assuming the risks inherent in managing the hedging transactions. The secondary market prices for the notes are also likely to be reduced by the costs of unwinding the related hedging transaction. Our affiliates may realize a profit from the expected hedging activity even if the market value of the notes declines. In addition, any secondary market prices may differ from values determined by pricing models used by Citigroup Global Markets, as a result of dealer discounts, mark-ups or other transaction costs.

Credit Ratings, Financial Condition and Results of Citigroup Funding and Citigroup Inc. Actual or anticipated changes in Citigroup Funding’s financial condition or results or the credit rating, financial condition, or results of Citigroup Inc. may affect the market value of the notes. The notes are subject to the credit risk of Citigroup Inc., the guarantor of all payments due on the notes.

We want you to understand that the impact of one of the factors specified above may offset or magnify some or all of any change in the market value of the notes attributable to another factor.

The Historical Performance of the Basket Indexes Is Not an Indication of the Future Performance of the Basket Indexes

The historical performance of the basket indexes, which is included in this pricing supplement, should not be taken as an indication of the future performance of the basket indexes during the term of the notes. Changes in the values of the basket indexes will affect the trading price of the notes, but it is impossible to predict whether the values of the basket indexes will fall or rise.

You May Not Be Able to Sell Your Notes If an Active Trading Market for the Notes Does Not Develop

The notes will not be listed on any exchange. There is currently no secondary market for the notes. Citigroup Global Markets currently intends, but is not obligated, to make a market in the notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the notes. If the secondary market for the notes is limited, there may be few buyers should you choose to sell your notes prior to maturity and this may reduce the price you receive. Because we do not expect that other broker-dealers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Citigroup Global Markets is willing to transact. If, at any time, Citigroup Global Markets were not to make a market in the notes it is likely that there would be no secondary market for the notes. Accordingly, you should be willing to hold your notes to maturity.

The Market Value of the Notes May Be Affected by Purchases and Sales of the Stocks Included in the Basket Indexes or Related Derivative Instruments by Affiliates of Citigroup Funding Inc.

Citigroup Funding’s affiliates, including Citigroup Global Markets, may from time to time buy or sell the stocks included in the basket indexes or derivative instruments relating to such stocks or the basket indexes for their own accounts in connection with their normal business practices. These transactions could affect the value of the stocks included in the basket indexes and thus, the value of the basket indexes and the market value of the notes.

The Calculation Agent, Which Is an Affiliate of the Issuer, Will Make Determination with Respect to the Notes

Citigroup Global Markets, which is acting as the calculation agent for the notes, is an affiliate of ours. As calculation agent, Citigroup Global Markets will determine the closing value of the Long Short Basket on any basket determination date and will calculate the amount of cash you will receive at maturity or upon early redemption. Any of these determinations made by Citigroup Global Markets in its capacity as calculation agent, including with respect to the occurrence or non-occurrence of market disruption events and the calculation of the closing value of either of the basket indexes in the event of the unavailability, modification or discontinuance of either of the basket indexes, may adversely affect the payment to you at maturity or upon early redemption.

Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest

In anticipation of the sale of the notes, we expect one or more of our affiliates to enter into hedge transactions. This hedging activity will likely involve trading in instruments, such as options, swaps or futures, based upon the basket indexes or the stocks included in the basket indexes. This hedging activity may present a conflict between your interest in the notes and the interests our affiliates have in executing, maintaining and adjusting their hedge transactions because it could affect the price at which our affiliate Citigroup Global Markets may be willing to purchase your notes in the secondary market. Since hedging the obligations under the notes involves risk and may be influenced by a number of factors, it is possible that our affiliates may profit from the hedging activity, even if the market value of the notes declines. Additionally, due to the inclusion of commissions and projected profit from hedging in the public offering price of the notes, the notes may trade at prices below their initial issue price.

You Will Have No Rights Against the Publishers of the Basket Indexes or Any Issuer of Any Stock Included in the Basket Indexes

You will have no rights against the publishers of the basket indexes, or any issuer of any stock included in the basket indexes, even though the amount you receive at maturity, if any, will depend on the basket indexes. By investing in the notes you will not acquire any shares of stocks included in the basket indexes and you will not receive any dividends or other distributions, if any, with respect to stocks included in the basket indexes. The publishers of the basket indexed and the issuers of the stocks included in the basket indexes are not in any way involved in this offering and have no obligations relating to the notes or to the holders of the notes.

The United States Federal Income Tax Consequences of the Notes Are Uncertain

No statutory, judicial or administrative authority directly addresses the characterization of the notes or instruments similar to the notes for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the notes are not certain. No ruling is being requested from the Internal Revenue Service with respect to the notes and no assurance can be given that the Internal Revenue Service will agree with the conclusions expressed under “Certain United States Federal Income Tax Considerations” in this pricing supplement. It is also possible that future U.S. legislation, regulations or other IRS guidance would require you to accrue income on the notes on a current basis at ordinary income rates (as opposed to capital gains rates) or to treat the notes in another manner that significantly differs from the agreed-to treatment discussed under “Certain United States Federal Income Tax Considerations” in this pricing supplement, and that any such guidance could have retroactive effect.

DESCRIPTION OF THE NOTES

You should read this pricing supplement together with the accompanying prospectus supplement and prospectus before making your decision to invest in the Notes. The description in this pricing supplement of the particular terms of the Notes supplements, and to the extent inconsistent therewith replaces, the descriptions of the general terms and provisions of the debt securities set forth in the accompanying prospectus supplement and prospectus.

You may access the prospectus supplement and prospectus on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for February 18, 2009 on the SEC Web site):

•	Prospectus Supplement filed on February 18, 2009:

http://www.sec.gov/Archives/edgar/data/831001/000095012309003022/y74453b2e424b2.htm

•	Prospectus filed on February 18, 2009:

http://www.sec.gov/Archives/edgar/data/831001/000095012309003016/y74453sv3asr.htm

General

The Notes Linked to the Morningstar® Wide Moat FocusSM Total Return Index/S&P 500® Total Return Index Long Short Basket due November    , 2013, or the Notes, are investments linked to a basket of equity indexes (the “Long Short Basket”) that offer a potential return at maturity based on the participation in any increase in the Long Short Basket from the Pricing Date to the Valuation Date. Payment at maturity may be less than the principal amount of your initial investment in the Notes. If the Notes are redeemed before maturity, the early redemption payment will be substantially less than the principal amount of your initial investment in the Notes.

On the Pricing Date the Long Short Basket will reflect (i) an exposure to the Morningstar® Wide Moat FocusSM Total Return Index (the “Long Index”) equal to 150% of the closing value of the Long Short Basket on the Pricing Date (the “Starting Basket Value”, which will be set at 100) and (ii) an exposure to the S&P 500® Total Return Index (the “Short Index” and, together with the Long Index, the “Basket Indexes”) equal to negative 50% of the Starting Basket Value.

Unless the Notes are subject to early redemption, you will receive at maturity for each note you hold a maturity payment equal to the product of (i) $10 per note and (ii) the Basket Return Percentage, which will equal the closing value of the Long Short Basket on the Valuation Date (the “Ending Basket Value”) divided by the Starting Basket Value. Thus, the maturity payment will depend on the performance of the Long Short Basket from the Pricing Date to the Valuation Date. The maturity payment may be greater than, equal to, or less than your initial investment in the Notes.

If on any Basket Determination Date prior to the Valuation Date the closing value of the Long Short Basket is equal to or less than 50 (a decrease of 50% or more from the Starting Basket Value) (the “Trigger Date”), we will redeem the Notes, in whole and not in part, and on the fifth business day immediately succeeding the Trigger Date (the “Early Redemption Date”), you will receive an early redemption payment equal to the product of (i) $10 per note and (ii) the arithmetic average of the closing values of the Long Short Basket on the two scheduled Basket Determination Dates immediately succeeding the Trigger Date (the “Average Basket Value”) divided by the Starting Basket Value. Thus, on the Early Redemption Date you will receive substantially less than your initial investment in the Notes and may receive zero, resulting in a substantial loss on your investment in the Notes.

The Notes will mature on November    , 2013. The Notes are a series of unsecured senior debt securities issued by Citigroup Funding Inc., the payments on which are fully and unconditionally guaranteed by Citigroup Inc. The Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding, and as a result of the guarantee any payments due under the Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc. The return of the principal amount of your investment at maturity is not guaranteed. All payments on the Notes are subject to the credit risk of Citigroup Inc.

Each Note represents a principal amount of $10. You may transfer the Notes only in units of $10 and integral multiples of $10. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company or its nominee. Direct and indirect participants in DTC will record beneficial ownership of the Notes by individual investors. Accountholders in the Euroclear or Clearstream Banking clearance systems may hold beneficial interests in the securities through the accounts those systems maintain with DTC. You should refer to the section “Description of the Notes — Book-Entry System” in the accompanying prospectus supplement and the section “Description of Debt Securities — Book-Entry Procedures and Settlement” in the accompanying prospectus.

Interest

We will not make any payments on the Notes prior to maturity or early redemption, as applicable. In addition, you will not be entitled to receive dividend payments or other distributions, if any, made on the stocks included in the Basket Indexes.

Payment at Maturity

Unless the Notes are subject to early redemption, you will receive at maturity for each note you hold a maturity payment based on the closing value on the Long Short Basket on the Valuation Date. Thus, the maturity payment will depend on the performance of the Long Short Basket from the Pricing Date to the Valuation Date. The maturity payment may be greater than, equal to, or less than your initial investment in the Notes.

For purposes of the maturity payment, the Basket Return Percentage will equal the following fraction, expressed as a percentage:

Ending Basket Value

Starting Basket Value

Where:

The Starting Basket Value will be set to 100 on the Pricing Date.

The Ending Basket Value will equal the closing value of the Long Short Basket on the Valuation Date.

The Pricing Date means the date on which the Notes are priced for initial sale to the public (expected to be November    , 2010).

The Valuation Date means the third Basket Determination Date before the Maturity Date.

Payment Upon Early Redemption

In the event of a Trigger Date (a Basket Determination Date in which the closing value of the Long Short Basket is equal to or less than 50, resulting in a decrease of 50% or more from the Starting Basket Value), we will redeem the Notes, in whole and not in part, and on the Early Redemption Date you will receive an early redemption payment equal to $10 per note multiplied by the Average Basket Value divided by the Starting Basket Value. Thus, on the Early Redemption Date you will receive substantially less than your initial investment in the Notes and may receive zero, resulting in a substantial loss on your investment in the Notes.

The Starting Basket Value will be set to 100 on the Pricing Date.

The Average Basket Value will equal the arithmetic average of the closing values of the Long Short Basket on the two scheduled Basket Determination Dates immediately succeeding the Trigger Date.

If the closing value of either Basket Index is not available on any Basket Determination date because of a Market Disruption Event or otherwise, the closing value of the relevant Basket Index for that Basket Determination Date, unless deferred by the Calculation Agent as described below, will be the arithmetic mean, as determined by the Calculation Agent, of the values of the Basket Index obtained from as many dealers in equity securities (which may include Citigroup Global Markets or any of our other affiliates), but not exceeding three such dealers, as will make such value available to the Calculation Agent. The determination of the value of either Basket Index by the Calculation Agent in the event of a Market Disruption Event may be deferred by the Calculation Agent for up to five consecutive Basket Determination Dates on which a Market Disruption Event is occurring, but not past the Basket Determination Date immediately prior to the maturity date; provided that, for purposes of calculating the Average Basket Value, if a Market Disruption Event occurs on the first scheduled Basket Determination Date immediately succeeding the Trigger Date, the closing values of the Basket Indexes will be determined on the second scheduled Basket Determination Date immediately succeeding the Trigger Date; and if a Market Disruption Event occurs on both Basket Determination Dates immediately succeeding the Trigger Date, the closing values of the Basket Indexes will be determined using the closing values of the Basket Indexes on the second scheduled Basket Determination Date immediately succeeding the Trigger Date, regardless of the occurrence of a Market Disruption Event on that scheduled Basket Determination Date, or if the closing value of either Basket Index is not available, such closing value will be determined by the Calculation Agent according to the procedures described above.

A “Basket Determination Date” means a day, as determined by the Calculation Agent, on which both Basket Indexes or any successor indexes are calculated and published and on which securities comprising more than 80% of the value of each Basket Index on such day are capable of being traded on their relevant exchanges or markets during the one-half hour before the determination of the closing value of each Basket Index. All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will be conclusive for all purposes and binding on Citigroup Funding, Citigroup Inc. and the beneficial owners of the Notes, absent manifest error.

A “Market Disruption Event” means, as determined by the Calculation Agent in its sole discretion, the occurrence or existence of any suspension of or limitation imposed on trading (by reason of movements in price exceeding limits permitted by any relevant exchange or market or otherwise) of, or the unavailability, through a recognized system of public dissemination of transaction information, for a period longer than two hours, or during the one-half hour period preceding the close of trading, on the applicable exchange or market, of accurate price, volume or related information in respect of (i) stocks which then comprise 20% or more of the value of either Basket Index or any successor index, (ii) any options or futures contracts, or any options on such futures contracts relating to either Basket Index or any successor index, or (iii) any options or futures contracts relating to stocks which then comprise 20% or more of the values of the each Basket Index or any successor index on any exchange or market if, in each case, in the determination of the Calculation Agent, any such suspension, limitation or unavailability is material. For the purpose of determining whether a Market Disruption Event exists at any time, if trading in a security included in either Basket Index is materially suspended or materially limited at that time, then the relevant percentage contribution of that security to the value of the relevant Basket Index will be based on a comparison of the portion of the value of the Basket Index attributable to that security relative to the overall value of the Basket Index, in each case immediately before that suspension or limitation.

What You Could Receive at Maturity — Hypothetical Examples

The examples of hypothetical payments at maturity set forth below are intended to illustrate the effect of different Ending Basket Values on the amount you will receive in respect of the Notes at maturity if the notes are not subject to early redemption. All of the hypothetical examples are based on the following assumptions:

•	Issue Price: $10 per Note

•	Starting Basket Value: 100

•	Maturity: 3 years

•	The Closing Value of the Long Short Basket is never equal to or less than 50

The following examples are for purposes of illustration only and would provide different results if different assumptions were applied. The actual amount you receive at maturity will depend on the actual Basket Return Percentage, which, in turn, will depend on the actual Ending Basket Value.

					Hypothetical Closing Values on the Valuation Date
Basket Index	Bloomberg Ticker	Hypothetical Closing Values On the Pricing Date*	Initial Percentage Weight	Hypothetical Basket Composition Ratio	Example 1	Example 2	Example 3	Example 4	Example 5	Example 6
Morningstar Wide Moat Focus Total Return Index	MWMFTR <Index>	2868.240	150%	0.05229688	3585.30	3011.65	3585.30	2438.00	2724.83	2724.84

S&P 500 Total Return Index	SPTR <Index>	1968.872	-50%	-0.02539525	2461.09	2303.58	1771.98	2165.76	1870.43	1476.65

				Ending Basket Value	125.00	99.00	142.50	72.50	95.00	105.00

Maturity Payment (per Note)					$12.50	$9.90	$14.25	$7.25	$9.50	$10.50

Example 1:

The hypothetical closing value of each Basket Index on the Valuation Date has increased by 25% from its hypothetical closing value on the Pricing Date. As a result, the hypothetical Ending Basket Value te is greater the Starting Basket Value and equals 125.

The hypothetical maturity payment (per Note) equals: $10 x 125/100 = $12.50

The hypothetical return on the Notes equals 25.00% (8.33% per annum).

Example 2:

The hypothetical closing value of the Long Index on the Valuation Date has increased by 5% from its hypothetical closing value on the Pricing Date and the hypothetical closing value of the Short Index on the Valuation Date has increased by 17% from its hypothetical closing value on the Pricing Date. As a result, the hypothetical Ending Basket Value is less than the Starting Basket Value and equals 99.

The hypothetical maturity payment (per Note) equals: $10.00 x (99/100) = $9.90

The hypothetical return on the Notes equals -1.00% (-0.33% per annum).

Example 3:

The hypothetical closing value of the Long Index on the Valuation Date has increased by 25% from its hypothetical closing value on the Pricing Date and the hypothetical closing value of the Short Index on the Valuation Date has decreased by 10% from its hypothetical closing value on the Pricing Date. As a result, the hypothetical Ending Basket Value is greater than the Starting Basket Value and equals 143.

The hypothetical maturity payment (per Note) equals: $10.00 x (143/100) = $14.25

The hypothetical return on the Notes equals 42.50% (14.17% per annum).

Example 4:

The hypothetical closing value of the Long Index on the Valuation Date has decreased by 15% from its hypothetical closing value on the Pricing Date and the hypothetical closing value of the Short Index on the Valuation Date has increased by 10% from its hypothetical closing value on the Pricing Date. As a result, the hypothetical Ending Basket Value is less than the Starting Basket Value and equals 73.

The hypothetical maturity payment (per Note) equals: $10.00 x (73/100) = $7.25

The hypothetical return on the Notes equals -27.50% (-9.17% per annum).

Example 5:

The hypothetical closing value of each Basket Index on the Valuation Date had decreased from its hypothetical closing value on the Pricing Date by 5%. As a result, the hypothetical Ending Basket Value is less than the Starting Basket Value and equals 95.

The hypothetical maturity payment (per Note) equals: $10.00 x (95 /100) = $9.50

The hypothetical return on the Notes equals -5.00% (-1.67% per annum).

Example 6:

The hypothetical closing value of the Long Index on the Valuation Date has decreased by 5% from its hypothetical closing value on the Pricing Date and the hypothetical closing value of the Short Index on the Valuation Date has decreased by 25% from its hypothetical closing value on the Pricing Date. As a result, the hypothetical Ending Basket Value is greater than the Starting Basket Value and equals 105.

The hypothetical maturity payment (per Note) equals: $10.00 x (105 /100) = $10.50

The hypothetical return on the Notes equals 5.00% (1.67% per annum).

What You Could Receive Upon Early Redemption — Hypothetical Example

The example of hypothetical early redemption set forth below is intended to illustrate a hypothetical early redemption payment based on the following assumptions:

•	Issue Price: $10 per Note

•	Starting Basket Value: 100

•	Maturity: 3 years

•	The closing value of the Long Short Basket is equal to or less than 50 on a Basket Determination Date resulting in a Trigger Date

•	The closing value of the Long Short Basket on the first Basket Determination Date immediately succeeding the Trigger Date is: 45

•	The closing value of the Long Short Basket on the second Basket Determination Date immediately succeeding the Trigger Date is: 49

As a result, the hypothetical Average Basket Value is 47.

The hypothetical early redemption payment (per Note) equals: $10.00 x (47/100) = $4.70

The hypothetical return on the Notes equals -53.00%

The above example is for purposes of illustration only and would provide different results if different assumptions were applied. The actual amount you receive upon early redemption will depend on the actual Average Basket Value, which, in turn, will depend on the closing values of the Long Short Basket on the two scheduled Basket Determination Dates immediately succeeding the Trigger Date.

Discontinuance of the Basket Indexes

If Morningstar, Inc. discontinues publication of the Morningstar® Wide Moat FocusSM Total Return Index or S&P discontinues publication of the S&P 500® Total Return Index or another entity publishes a successor or substitute index that the Calculation Agent determines, in its sole discretion, to be comparable to the relevant Basket Index, then the value of the relevant Basket Index will be determined by reference to the value of that index, which we refer to as a “successor index.”

Upon any selection by the Calculation Agent of a successor index, the Calculation Agent will cause notice to be furnished to us and the trustee, who will provide notice of the selection of the successor index to the registered holders of the Notes.

If one of the publishers of the Basket Indexes discontinues publication of a Basket Index and a successor index is not selected by the Calculation Agent or is no longer published on any date of determination of the value of the relevant Basket Index, the value to be substituted for the relevant Basket Index for that date will be a value computed by the Calculation Agent for that date in accordance with the procedures last used to calculate the relevant Basket Index prior to any such discontinuance.

If one of the publishers of the Basket Indexes discontinues publication of the relevant Basket Index and the Calculation Agent determines that no successor index is available at that time, then on each Basket Determination Date until the earlier to occur of (i) the early redemption, (ii) the valuation date and (iii) a determination by the Calculation Agent that a successor index is available, the Calculation Agent will determine the value that is to be used in computing the value of the relevant Basket Index or the relevant index as described in the preceding paragraph.

If a successor index is selected or the Calculation Agent calculates a value as a substitute for the relevant Basket Index as described above, the successor index or value will be substituted for the relevant Basket Index for all purposes, including for purposes of determining whether a Basket Determination Date or Market Disruption Event occurs.

Notwithstanding these alternative arrangements, discontinuance of the publication of either Basket Index may adversely affect the market value of the Notes. All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will be conclusive for all purposes and binding on us, Citigroup Inc. and the beneficial owners of the Notes, absent manifest error.

Alteration of Method of Calculation

If at any time the method of calculating either Basket Index or a successor index is changed in any material respect, or if either Basket Index or a successor index is in any other way modified so that the value of the Basket Index or the successor index does not, in the opinion of the Calculation Agent, fairly represent the value of that index had the changes or modifications not been made, then, from and after that time, the Calculation Agent will, at the close of business in New York, New York, make those adjustments as, in the good faith judgment of the Calculation Agent, may be necessary in order to arrive at a calculation of a value of a stock index comparable to the relevant Basket Index or the successor index as if the changes or modifications had not been made, and calculate the value of the index with reference to the Basket Index or the successor index. Accordingly, if the method of calculating either Basket Index or the successor index is modified so that the value of the relevant Basket Index or the successor index is a fraction or a multiple of what it would have been if it had not been modified, then the Calculation Agent will adjust that index in order to arrive at a value of the index as if it had not been modified.

Redemption at the Option of the Holder; Defeasance

The Notes are not subject to redemption at the option of any holder prior to maturity and are not subject to the defeasance provisions described in the accompanying prospectus under “Description of Debt Securities — Defeasance.”

Events of Default and Acceleration

In case an Event of Default (as defined in the accompanying prospectus) with respect to any Note shall have occurred and be continuing, the amount declared due and payable upon any acceleration of the Notes will be determined by the Calculation Agent and will equal, for each Note, the payment at maturity, calculated as though the maturity of the Notes were the date of early repayment. See “— Payment at Maturity” above. If a bankruptcy proceeding is commenced in respect of Citigroup Funding or Citigroup Inc., the claim of the beneficial owner of a Note will be capped at the maturity payment, calculated as though the maturity date of the Notes were the date of the commencement of the proceeding.

In case of default in payment at maturity of the Notes, the Notes shall bear interest, payable upon demand of the beneficial owners of the Notes in accordance with the terms of the Notes, from and after the maturity date through the date when payment of the unpaid amount has been made or duly provided for, at the rate of 2.50% per annum on the unpaid amount due.

Paying Agent and Trustee

Citibank, N.A. will serve as paying agent and registrar for the Notes and will also hold the global security representing the Notes as custodian for DTC. The Bank of New York Mellon, as successor trustee under an indenture dated as of June 1, 2005, will serve as trustee for the Notes.

The CUSIP number for the Notes is 17316G735.

Calculation Agent

The calculation agent for the Notes will be Citigroup Global Markets, an affiliate of Citigroup Funding. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will, in the absence of manifest error, be conclusive for all purposes and binding on Citigroup Funding, Citigroup Inc. and the holders of the Notes. Citigroup Global Markets is obligated to carry out its duties and functions as calculation agent in good faith and using its reasonable judgment.

DESCRIPTION OF THE LONG SHORT BASKET

Citigroup Global Markets Inc., as calculation agent, will determine the closing value of the Long Short Basket. On the Pricing Date the Long Short Basket will reflect (i) an exposure to the Long Index equal to 150% of the Starting Basket Value and (ii) an exposure to the Short Index equal to negative 50% of the Starting Basket Value. The Starting Basket Value will be set to equal 100 based on the sum of (i) the product of the closing value of the long index on the pricing date and its basket composition ratio and (ii) the product of the closing value of the short index on the pricing date and its basket composition ratio.

The Basket Composition Ratio for each Basket Index will be determined on the Pricing Date and will equal the initial percentage weight of the relevant Basket Index divided by the closing value of such Basket Index on the Pricing Date multiplied by 100, rounded to eight decimal places.

Basket Index	Bloomberg Ticker	Closing Value on the Pricing Date	Initial Percentage Weight	Basket Composition Ratio
Morningstar Wide Moat Focus Total Return Index	MWMFTR <Index>		150%

S&P 500 Total Return Index	SPTR <Index>		Negative 50%

The closing value of the Long Short Basket on any Basket Determination Date will equal the sum of (i) the product of the closing value of the Long Index on that day and its Basket Composition Ratio and (ii) the product of the closing value of Short Index on that day and its Basket Composition Ratio.

Please note that an investment in the Notes does not entitle you to any dividends, voting rights or any other ownership or interest in respect of the stocks included in the Basket Indexes.

Retrospective Data on the Long Short Basket

The following table sets forth, for each of the quarterly periods indicated, the high and low hypothetical historical closing values of Long Short Basket from January 3, 2005 through October 15, 2010. Each closing value was calculated as if the Long Short Basket had been created on January 3, 2005 with an initial value of 100. The Long Short Basket will actually be established on the Pricing Date with a Starting Basket Value of 100. The hypothetical historical closing values of the Long Short Basket set forth below in the table and graph below have not been reviewed or verified by any independent third party. Actual historical closing values of each Basket Index were used to calculate the hypothetical historical closing values of the Long Short Basket. However, these hypothetical historical closing values should not be taken as an indication of the actual composition of the Long Short Basket or the future performance of the Long Short Basket. Any hypothetical historical upward or downward trend in the value of the Long Short Basket during any period set forth below is not an indication that the Long Short Basket is more or less likely to increase or decrease at any time during the term of the Notes.

	High	Low
2005
Quarter
First	100.00	94.43
Second	101.16	92.75
Third	105.89	100.05
Fourth	110.57	99.24
2006
Quarter
First	110.36	104.62
Second	114.62	108.31
Third	120.39	105.36
Fourth	132.05	118.89
2007
Quarter
First	136.21	125.93
Second	138.42	125.84
Third	141.96	126.87
Fourth	140.98	114.47
2008
Quarter
First	131.59	108.87
Second	137.58	118.28
Third	151.28	113.83
Fourth	137.74	77.26
2009
Quarter
First	116.41	74.28
Second	136.67	98.24
Third	136.67	124.43
Fourth	169.61	145.37
2010
Quarter
First	173.83	158.87
Second	184.52	150.20
Third	169.40	148.44
Fourth (through October 15, 2010)	170.71	161.50

On October 15, 2010, the hypothetical closing value of the Long Short Basket was 162.05.

The following graphs set forth the hypothetical historical daily closing values of the Long Short Basket from January 3, 2005 through October 15, 2010, both stand-alone and compared with the historical performance of the Basket Indexes. The hypothetical past performance of the Long Short Basket is not indicative of future performance.

DESCRIPTION OF THE BASKET INDEXES

Description of the Morningstar Wide Moat Focus Total Return Index

General

The following is a description of the Morningstar® Wide Moat FocusSM Total Return Index (the “Morningstar Index”), including, without limitation, its make-up, method of calculation and changes in its components. The information in this description has been taken from publicly available sources. Such information reflects the policies of, and is subject to change by, Morningstar, Inc. (“Morningstar”), the publisher of the Morningstar Index. You, as an investor in the Notes, should make your own investigation into the Morningstar Index. Morningstar has no obligation to continue to compile and publish the Morningstar Index, and may discontinue compilation or publication of the Morningstar Index at any time in its sole discretion. The calculation agent for the Morningstar Index is Dow Jones.

Overview

The Morningstar Index is derived using companies from the Morningstar Wide Moat universe, and is a subset of the Morningstar US Market Index, a broad market index, the components of which are selected based on liquidity and market capitalization, and which represent approximately 97% of U.S. equity market capitalization.

Determination of the Morningstar Wide Moat Universe

The Morningstar Wide Moat universe is comprised of U.S. companies that Morningstar determines have “wide moats.” To determine which companies have wide moats, Morningstar analyzes the company’s return on invested capital (“ROIC”) versus its cost of capital. If ROIC has not exceeded cost of capital for a given company in the past and is not deemed likely to do so in the future, that company is not eligible to be included in the Morningstar Wide Moat Universe. From the remaining companies, Morningstar seeks to identify those that have at least one competitive advantage that is likely to persist for some time. The potential competitive advantages analyzed by Morningstar are intangible assets, cost advantages, high switching costs for customers, and “network effects” (by which the value of a company’s goods and services increases with the number of consumers). Those companies that have (i) a maintainable ROIC exceeding cost of capital and (ii) a sustainable competitive advantage or advantages, are said to have a wide moat. About 10 percent of companies in the Morningstar US Market Index generally fall into this category.

Determination of the Morningstar Index

The Morningstar Index is comprised of the twenty eligible companies in the Morningstar Wide Moat universe with the highest ratios of Fair Value Price to stock price. Morningstar may deem ineligible for inclusion in the Morningstar Index companies with respect to which Morningstar deems impractical for us to enter into or unwind hedge positions, in which case the company not currently in the Index with the highest ratio of Fair Value Price to stock price would be selected. The “Fair Value Price” of a company is calculated based on projections of future cash flows over three periods—(1) the succeeding 5 years, (2) year 6 until “perpetuity,” which is defined as when a company’s ROIC equals its cost of capital and (3) perpetuity. The sum of the projected future cash flows over these three periods is discounted to present value, netted against the company’s debt and adjusted for off-balance sheet assets and liabilities to arrive at a company’s fair value.

Reconstitution and Rebalancing

The Morningstar Index is reconstituted and rebalanced such that the Morningstar Index membership is reset and the weights of the Index Components are adjusted quarterly on the Monday following the third Friday of March, June, September and December of each year. If the Monday is a holiday, reconstitution and rebalancing occur on the Tuesday immediately following. Reconstitution and rebalancing are carried out after the day’s closing Morningstar Index levels have been determined. The Morningstar Index is equally weighted upon reconstitution and rebalancing and each Index Component has an initial weight of 5% of the Morningstar Index.

In addition, Morningstar may replace an Index Component upon the occurrence of certain corporate events at any time. In such event, the eligible company within the Morningstar Wide Moat universe with the highest ratio of Fair Value Price to stock price not currently in the Morningstar Index would be selected to replace such Index Component.

Index Components

As of August 31, 2009, the Index Components were:

American Express Company	KLA-Tencor Corporation	St. Joe Corporation
Applied Materials	Linear Technology	Stryker Corporation
Comcast Corporation	Lowe’s Companies Inc.	The Western Union Company
Eli Lilly & Company	Merck & Co., Inc.	Time Warner Cable, Inc.
Harley-Davidson, Inc.	Paychex, Inc.	A US Bancorp
IMS Health, Inc.	Pfizer Inc.	Zimmer Holdings, Inc.
International Speedway Corporation A	RenaissanceRe Holdings, Ltd

Calculation of the Morningstar Index

The Index is calculated daily using the following formula:

The above formula can be simplified as:

Index(t) =	M(t)
D(t)

where:

D(t) =	divisor at time (t) = B(t)/Base Index Level

n =	number of stocks in the Index

pj(0)	= closing price of stock j at the base date

sj(0)	= constructed shares of company j at the base date

pi(t) =	price of stock i at time (t)

si(t) =	constructed shares of company i at time (t)

C(t) =	adjustment factor for the base date market capitalization

t =	time the Index is calculated

M(t)	= market capitalization of the Index at time (t)

B(t) =	adjusted base date market capitalization of the Index at time (t)

The shares (si(t)) for the Index Components are artificial constructs used for calculation purposes. Adjustments are made to the divisor to avoid distortion caused by corporate actions that affect the share capital of the Index Components. Generally, because the Morningstar Index is not market capitalization weighted, changes to the share capital structure of the Index Components do not affect the component weights. All dividends, regular or otherwise, paid on the Index Components are treated as reinvested in the Morningstar Index and reflected in the Index level.

Historical Data on the Morningstar Wide Moat Focus Total Return Index

The inception date of the Morningstar Index was February 14, 2007. Because the Morningstar Index was created only on February 14, 2007, Morningstar has retrospectively calculated the levels of the Morningstar Index prior to February 14, 2007 using the same methodology as described above. The Morningstar Index has been set to 1,000 on September 30, 2002. Although we believe that this retrospective calculation represents accurately and fairly how the Morningstar Index would have performed before February 14, 2007, the Morningstar Index did not, in fact, exist before February 14, 2007. The following table sets forth, for each of the quarterly periods indicated, the high and low closing values of the Morningstar Index from February 14, 2007 to October 15, 2010, and the high and low retrospective closing levels of the Morningstar Index from January 3, 2005 to February 14, 2007. These historical and retrospective data on the Morningstar Index are not indicative of the future performance of the Morningstar Index or what the market value of the Notes may be. Any historical upward or downward trend in the value of the Morningstar Index during any period set forth below is not an indication that the Morningstar Index is more or less likely to increase or decrease at any time during the term of the Notes.

	High	Low
2005
Quarter
First	1,980.77	1,891.24
Second	1,991.77	1,852.75
Third	2,087.12	1,983.20
Fourth	2,166.73	1,966.47
2006
Quarter
First	2,183.71	2,087.81
Second	2,249.76	2,137.68
Third	2,349.49	2,090.26
Fourth	2,543.65	2,325.35
2007
Quarter
First	2,631.38	2,453.89
Second	2,703.63	2,477.68
Third	2,756.14	2,511.46
Fourth	2,755.30	2,332.83
2008
Quarter
First	2,526.25	2,209.72
Second	2,624.12	2,315.22
Third	2,691.00	2,233.18
Fourth	2,472.07	1,529.51
2009
Quarter
First	2,091.78	1,389.94
Second	2,362.95	1,769.34
Third	2,798.43	2,179.73
Fourth	2,915.30	2,566.88
2010
Quarter
First	3,014.47	2,743.14
Second	3,180.51	2,617.89
Third	2,943.02	2,593.08
Fourth (through October 15, 2010)	2,972.40	2,859.49

On October 15, 2010, the closing value of the Morningstar Wide Moat Focus Total Return Index was 2,868.24.

The following graph illustrates the historical performance of the Morningstar Index based on the closing value thereof on each Basket Determination Date from February 14, 2005 through October 15, 2010. Past movements of the Morningstar Index are not indicative of future values of the Morningstar Index.

License Agreement

Morningstar, Inc. and Citigroup Global Markets have entered into a non-exclusive license agreement providing for the license to Citigroup Inc., Citigroup Funding and its affiliates, in exchange for a fee, of the right to use indices owned and published by Morningstar in connection with certain financial instruments, including the Notes.

The license agreement between Morningstar, Inc. and Citigroup Global Markets provides that the following language must be stated in this pricing supplement.

“The Notes are not sponsored, endorsed, sold or promoted by Morningstar, Inc. Morningstar makes no representation or warranty, express or implied, to the owners of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes in particular or the ability of the Morningstar Wide Moat Focus Total Return Index to track general stock market performance. Morningstar’s only relationship to Citigroup Funding is the licensing of certain service marks and service names of Morningstar and of the Morningstar Wide Moat Focus Total Return Index, which is determined, composed and calculated by Morningstar without regard to Citigroup Funding or the Notes. Morningstar has no obligation to take the needs of Citigroup Funding or the owners of the Notes into consideration in determining, composing or calculating the Morningstar Wide Moat Focus Total Return Index. Morningstar is not responsible for and has not participated in the determination of the prices and amount of the Notes or the timing of the issuance or sale of the Notes or in the determination or calculation of the equation by which the Notes are converted into cash. Morningstar has no obligation or liability in connection with the administration, marketing or trading of the Notes.

MORNINGSTAR, INC. DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE MORNINGSTAR WIDE MOAT FOCUS TOTAL RETURN INDEX OR ANY DATA INCLUDED THEREIN AND MORNINGSTAR SHALL HAVE NOT LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. MORNINGSTAR MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY CITIGROUP FUNDING, OWNERS OR USERS OF THE MORNINGSTAR WIDE MOAT FOCUS TOTAL RETURN INDEX OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE MORNINGSTAR WIDE MOAT FOCUS TOTAL RETURN INDEX OR ANY DATA INCLUDED THEREIN. MORNINGSTAR MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE MORNINGSTAR WIDE MOAT FOCUS TOTAL RETURN INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL MORNINGSTAR HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.”

All disclosures contained in this pricing supplement regarding the Morningstar® Wide Moat Focus Total Return Index, including its makeup, method of calculation and changes in its components, are derived from publicly available information prepared by Morningstar. None of Citigroup Funding, Citigroup, Citigroup Global Markets Inc. or the trustee assumes any responsibility for the accuracy or completeness of such information.

Description of the S&P 500® Total Return Index

General

Unless otherwise stated, we have derived all information regarding the S&P 500® Total Return Index provided in this pricing supplement, including its composition, method of calculation and changes in components, from Standard & Poor’s (“S&P”), publicly available sources and other sources we believe to be reliable. Such information reflects the policies of, and is subject to change by, S&P. S&P is under no obligation to continue to publish, and may discontinue or suspend the publication of, the S&P 500® Total Return Index at any time. None of Citigroup Inc., Citigroup Funding, Citigroup Global Markets or the trustee assumes any responsibility for the accuracy or completeness of any information relating to the S&P 500® Total Return Index.

The S&P 500® Total Return Index is published by S&P. The S&P 500® Total Return Index is the total return version of the S&P 500® Index and is calculated in the same manner as the S&P 500® Index as described below; however, while the S&P 500® Index reflects changes in the prices of its underlying stocks, the S&P 500® Total Return Index reflects changes in both movements in stock prices and the reinvestment of the dividend income from its underlying stocks.

In calculating the S&P 500® Total Return Index, ordinary cash dividends are applied on the ex-dividend date. “Special dividends” are those dividends that are outside of the normal payment pattern established historically by the issuing corporation. These may be described by the corporation as “special,” “extra,” “year-end,” or “return of capital.” Whether a dividend is funded from operating earnings or from other sources of cash does not affect the determination of whether it is ordinary or special. “Special dividends” are treated as corporate actions with offsetting price and divisor adjustments; the total return index series reflect both ordinary and special dividends. The S&P 500® Total Return Index represents the total return earned in a portfolio that tracks the underlying price index and reinvests dividend income in the S&P 500® Index, not in the specific stock paying the dividend. The total return construction differs from the price index and builds the index from the price index and daily total dividend returns.

S&P 500® Index

The S&P 500® Index is published by S&P and is intended to provide a performance benchmark for the U.S. equity markets. S&P chooses companies for inclusion with an aim of achieving a distribution by broad industry groupings. The calculation of the value is based on the relative aggregate market value of the common stocks of 500 companies at a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. The weighting and composition of the index components are updated periodically so that the S&P 500® Index reflects the performance of the U.S. equity markets.

As of October 8, 2010, the aggregate market value of the 500 companies included in the S&P 500® Index represented approximately 75% of the U.S. equities market. S&P chooses companies for inclusion in the S&P 500® Index with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock composition of the NYSE, which S&P uses as an assumed model for the composition of the total market. Relevant criteria employed by S&P include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company’s common stock is generally responsive to changes in the affairs of the respective industry and the market value and trading activity of the common stock of that company.

As of July 7, 2010, the 500 companies included in the S&P 500® Index were divided into 10 Global Industry Classification Sectors. The Global Industry Classification Sectors included (with the percentage of companies currently included in such sectors indicated in parentheses): Consumer Discretionary (10.49%), Consumer Staples (11.14%), Energy (11.16%), Financials (15.71%), Health Care (11.51%), Industrials (10.89%), Information Technology (18.71%), Materials (3.62%), Telecommunication Services (3.16%) and Utilities (3.62%). S&P may from time to time, in its sole discretion, add companies to, or delete companies from, the S&P 500® Index to achieve the objectives stated above.

THE S&P 500® INDEX DOES NOT REFLECT THE PAYMENT OF DIVIDENDS ON THE STOCKS UNDERLYING IT AND THEREFORE THE RETURN ON THE NOTES WILL NOT PRODUCE THE SAME RETURN YOU WOULD RECEIVE IF YOU WERE TO PURCHASE SUCH UNDERLYING STOCKS AND HOLD THEM UNTIL THE MATURITY DATE.

Computation of the S&P 500® Index

On March 21, 2005, S&P began to calculate the S&P 500® Index based on a half float-adjusted formula, and on September 16, 2005, S&P completed the full float adjustment of the S&P 500® Index. S&P’s criteria for selecting stocks for the S&P 500® Index were not changed by the shift to float adjustment. However, the adjustment affects each company’s weight in the S&P 500® Index (i.e., its market value).

Under float adjustment, the share counts used in calculating the S&P 500® Index reflect only those shares that are available to investors and not all of a company’s outstanding shares. S&P defines three groups of shareholders whose holdings are subject to float adjustment:

•	holdings by other publicly traded corporations, venture capital firms, private equity firms, strategic partners, or leveraged buyout groups;

•	holdings by governmental entities, including all levels of government in the United States or foreign countries; and

•

holdings by current or former officers and directors of the company, founders of the company, or family trusts of officers, directors, or founders, as well as holdings of trusts, foundations, pension funds, employee stock ownership plans, or other investment vehicles associated with and controlled by the company.

However, treasury stock, stock options, restricted shares, equity participation units, warrants, preferred stock, convertible stock, and rights are not part of the float. In cases where holdings in a group exceed 10% of the outstanding shares of a company, the holdings of that group will be excluded from the float-adjusted count of shares to be used in the S&P 500® Index calculation. Mutual funds, investment advisory firms, pension funds, or foundations not associated with the company and investment funds in insurance companies, shares of a United States company traded in Canada as “exchangeable shares,” shares that trust beneficiaries may buy or sell without difficulty or significant additional expense beyond typical brokerage fees, and, if a company has multiple classes of stock outstanding, shares in an unlisted or non-traded class if such shares are convertible by shareholders without undue delay and cost, are also part of the float.

For each stock, an investable weight factor (“IWF”) is calculated by dividing the available float shares, defined as the total shares outstanding less shares held in one or more of the three groups listed above where the group holdings exceed 10% of the outstanding shares, by the total shares outstanding. The float-adjusted index will then be calculated by dividing the sum of the IWF multiplied by both the price and the total shares outstanding for each stock by the index divisor. For companies with multiple classes of stock, S&P will calculate the weighted average IWF for each stock using the proportion of the total company market capitalization of each share class as weights.

The S&P 500® Index is calculated using a base-weighted aggregate methodology: the level of the S&P 500® Index reflects the total market value of all S&P 500® component stocks relative to the S&P 500® Index’s base period of 1941-43 (the “base period”).

An indexed number is used to represent the results of this calculation in order to make the value easier to work with and track over time.

The actual total market value of the S&P 500® component stocks during the base period has been set equal to an indexed value of 10. This is often indicated by the notation 1941-43=10. In practice, the daily calculation of the S&P 500® Index is computed by dividing the total market value of the S&P 500® component stocks by a number called the index divisor. By itself, the index divisor is an arbitrary number. However, in the context of the calculation of the S&P 500® Index, it is the only link to the original base period level of the S&P 500® Index. The index divisor keeps the S&P 500® Index comparable over time and is the manipulation point for all adjustments to the S&P 500® Index (“index maintenance’).

Index maintenance includes monitoring and completing the adjustments for company additions and deletions, share changes, stock splits, stock dividends, and stock price adjustments due to company restructurings or spinoffs.

To prevent the level of the S&P 500® Index from changing due to corporate actions, all corporate actions which affect the total market value of the S&P 500® Index require an index divisor adjustment. By adjusting the index divisor for the change in total market value, the level of the S&P 500® Index remains constant. This helps maintain the level of the S&P 500® Index as an accurate barometer of stock market performance and ensures that the movement of the S&P 500® Index does not reflect the corporate actions of individual companies in the S&P 500® Index. All index divisor adjustments are made after the close of trading. Some corporate actions, such as stock splits and stock dividends, require simple changes in the common shares outstanding and the stock prices of the companies in the S&P 500® Index and do not require index divisor adjustments.

Historical Data on the S&P 500® Total Return Index

The following table sets forth, for each of the quarterly periods indicated, the high and low closing values of the S&P 500® Total Return Index from January 3, 2005 through October 15, 2010. These historical data on the S&P 500® Total Return Index are not indicative of the future performance of the S&P 500® Total Return Index or what the market value of the Notes may be. Any historical upward or downward trend in the value of the S&P 500® Total Return Index during any period set forth below is not an indication that the S&P 500® Total Return Index is more or less likely to increase or decrease at any time during the term of the Notes.

	High	Low
2005
Quarter
First	1,825.70	1,729.33
Second	1,822.35	1,697.74
Third	1,868.06	1,789.85
Fourth	1,923.44	1,772.36
2006
Quarter
First	1,985.69	1,900.58
Second	2,017.34	1,866.92
Third	2,053.93	1,885.82
Fourth	2,199.15	2,041.99
2007
Quarter
First	2,255.48	2,125.34
Second	2,391.13	2,205.85
Third	2,417.50	2,193.40
Fourth	2,447.03	2,205.49
2008
Quarter
First	2,273.41	2,008.71
Second	2,258.74	2,028.89
Third	2,076.59	1,765.72
Fourth	1,853.26	1,206.04
2009
Quarter
First	1,503.87	1,095.04
Second	1,541.70	1,314.63
Third	1,755.99	1,314.63
Fourth	1,857.89	1,680.70
2010
Quarter
First	1,943.70	1,744.37
Second	2,017.19	1,715.23
Third	1,920.84	1,701.86
Fourth (through October 15, 2010)	1,972.08	1,902.15

On October 15, 2010, the closing value of the S&P 500® Total Return Index was 1,968.87.

The following graph illustrates the historical performance of the S&P 500® Total Return Index based on the closing value thereof on each Basket Determination Date from January 3, 2005 through October 15, 2010. Past movements of the S&P 500® Total Return Index are not indicative of future values of the S&P 500® Total Return Index.

License Agreement

S&P and Citigroup Global Markets have entered into a non-exclusive license agreement providing for the license to Citigroup Inc., Citigroup Funding and its affiliates, in exchange for a fee, of the right to use indices owned and published by S&P in connection with certain financial instruments, including the Notes.

The license agreement between S&P and Citigroup Global Markets provides that the following language must be stated in this pricing supplement.

“The Notes are not sponsored, endorsed, sold or promoted by S&P. S&P makes no representation or warranty, express or implied, to the holders of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly. S&P’s only relationship to Citigroup Funding and its affiliates (other than transactions entered into in the ordinary course of business) is the licensing of certain trademarks, trade names and service marks of S&P and of the S&P 500® Total Return Index, which is determined, composed and calculated by S&P without regard to Citigroup Funding, its affiliates or the Notes. S&P has no obligation to take the needs of Citigroup Funding, its affiliates or the holders of the Notes into consideration in determining, composing or calculating the S&P 500® Total Return Index. S&P is not responsible for and has not participated in the determination of the timing of, prices at or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Notes.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P 500® TOTAL RETURN INDEX OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY CITIGROUP FUNDING,

HOLDERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500® TOTAL RETURN INDEX OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P 500® TOTAL RETURN INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P AND CITIGROUP FUNDING.”

All disclosures contained in this pricing supplement regarding the S&P 500® Total Return Index, including its makeup, method of calculation and changes in its components, are derived from publicly available information prepared by S&P. None of Citigroup Funding, Citigroup, Citigroup Global Markets Inc. or the trustee assumes any responsibility for the accuracy or completeness of such information.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a summary of certain U.S. federal income tax consequences that may be relevant to initial holders of the Notes who will hold the Notes as capital assets. All references to “holders” are to beneficial owners of the Notes. This summary is based on U.S. federal income tax laws, regulations, rulings and decisions in effect as of the date of this pricing supplement, all of which are subject to change at any time (possibly with retroactive effect). As the law is technical and complex, the discussion below necessarily represents only a general summary.

This summary does not address all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of its individual investment circumstances or to certain types of holders subject to special treatment under the U.S. federal income tax laws, such as dealers in securities or foreign currency, financial institutions, insurance companies, tax-exempt organizations and taxpayers holding the Notes as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated financial transaction, or persons whose functional currency is not the U.S. dollar. Moreover, the effect of any applicable state, local or foreign tax laws is not discussed.

No statutory, judicial or administrative authority directly addresses the characterization of the Notes or instruments similar to the Notes for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the Notes are not certain. No ruling is being requested from the Internal Revenue Service (the “IRS”) with respect to the Notes and no assurance can be given that the IRS will agree with the conclusions expressed herein. ACCORDINGLY, A PROSPECTIVE INVESTOR (INCLUDING A TAX-EXEMPT INVESTOR) IN THE NOTES SHOULD CONSULT ITS TAX ADVISOR IN DETERMINING THE TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES, INCLUDING THE APPLICATION OF STATE, LOCAL OR OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.

In purchasing a Note, each holder agrees with Citigroup Funding to treat a Note for U.S. federal income tax purposes as a cash-settled prepaid forward contract, on the value of the Long Short Basket on the Valuation Date, pursuant to which forward contract, at maturity each holder will receive cash equal to the percentage change in the value of the Long Short Basket subject to certain adjustments, and under the terms of which contract (a) at the time of issuance of the Note the holder deposits irrevocably with Citigroup Funding a fixed amount of cash equal to the purchase price of the Note, and (b) at maturity such cash deposit unconditionally and irrevocably will be applied by Citigroup Funding in full satisfaction of the holder’s obligation under the forward contract, and Citigroup Funding will deliver to the holder the cash value of the percentage change of the Long Short Basket pursuant to the terms of the Note. (Prospective investors should note that cash proceeds of this offering will not be segregated by Citigroup Funding during the term of the Notes, but instead will be commingled with Citigroup Funding’s other assets and applied in a manner consistent with the section “Use of Proceeds and Hedging” in the accompanying prospectus.) As discussed below, there is no assurance that the IRS will agree with this treatment, and alternative treatments of the Notes could result in less favorable U.S. federal income tax consequences to a holder.

United States Holders

The following is a summary of certain United States federal income tax consequences that will apply to a beneficial owner of a Note that is a citizen or resident of the United States or a domestic corporation or otherwise subject to United States federal income tax on a net income basis in respect of the Notes (a “U.S. Holder”), under the characterization of the Notes agreed to above.

Under the above characterization of the Notes, at maturity or upon the sale or other taxable disposition of a Note, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized at maturity or upon the sale or other taxable disposition and the U.S. Holder’s tax basis in the Note. Such gain or loss generally will be long-term capital gain or loss if the U.S. Holder has held the Note for more than one year at the time of disposition. A holder’s tax basis in the Notes generally will equal the holder’s cost for such Notes.

Alternative Characterizations. Due to the absence of authority as to the proper characterization of the Notes and the absence of any comparable instruments for which there is a widely accepted tax treatment, no assurance can be given that the IRS will accept, or that a court will uphold, the agreed-to characterization and tax treatment described above.

Possible alternative treatments of the Notes could include recognition of ordinary income, gain or, possibly, loss when the components of the Morningstar Index change, when the Morningstar Index is rebalanced or when dividends on the shares underlying the Morningstar Index are paid. Due to the lack of authority addressing the appropriate tax treatment of the Notes, the IRS may take the position that certain changes in the components of the Morningstar Index, including a change in the weight of the components in the Morningstar Index after a rebalancing, are sufficiently fundamental or material to give rise to a deemed exchange of the prepaid forward contract for a new prepaid forward contract, in which case you may be required to recognize gain or, possibly, loss in respect of such a deemed exchange.

It is also possible that future regulations or other IRS guidance would require you to accrue income on the Notes on a current basis to the extent of the amount attributable to dividends and other current returns in respect of the underlying indices. The IRS and U.S. Treasury Department issued proposed regulations that require current accrual of income with respect to contingent nonperiodic payments made under certain notional principal contracts. The preamble to the regulations states that the “wait and see” method of tax accounting does not properly reflect the economic accrual of income on such contracts, and requires current accrual of income with respect to some contracts already in existence at the time the proposed regulations were released. While the proposed regulations do not apply to prepaid forward contracts other than notional principal contracts, the preamble to the proposed regulations expresses the view that similar timing issues exist in the case of prepaid forward contracts. If the IRS published future guidance requiring current accrual of income with respect to contingent payments on prepaid forward contracts, it is possible that you could be required to accrue income over the term of the Notes.

Some or all of the net long-term capital gain arising from certain “constructive ownership” transactions may be characterized as ordinary income, in which case an interest charge would be imposed on any such ordinary income. These rules have no immediate application to prepaid forward contracts in respect of the stock of most corporations, including the Notes, assuming none of the companies included in the Morningstar Index is not and will not become at any time during the term of the Notes, a passive foreign investment company for U.S. federal income tax purposes. The rules, however, grant discretionary authority to the U.S. Treasury Department to expand the scope of “constructive ownership” transactions to include prepaid forward contracts in respect of the stock of all corporations. The rules separately also direct the Treasury to promulgate regulations excluding a forward contract that does not convey “substantially all” of the economic return on an underlying asset from the scope of “constructive ownership” transactions. This category may include the Notes. It is not possible to predict whether such regulations will be promulgated by the U.S. Treasury Department, or the form or effective date that any regulations that may be promulgated might take.

It is possible that these rules could apply, for example, to recharacterize long-term capital gain on the Notes in whole or in part to the extent that a holder of shares of the relevant companies would have earned dividend income therefrom or would have recognized short-term capital gain from the disposition of the shares upon rebalancing of the Morningstar Index or upon changes in the one or more of its underlying indices between the issue date and the date of the disposition of the Notes.

Other possible alternative treatment includes treatment of the Notes as contingent payment debt instruments or as each consisting of a debt instrument and a forward contract or two or more options. Under these alternative characterizations, the timing and character of income from the Notes could differ substantially.

It is also possible that future regulations or other IRS guidance would require you to accrue income on the Notes on a current basis at ordinary income rates (as opposed to capital gains rates) or to treat the Notes in another manner that significantly differs from the agreed-to treatment discussed above. The IRS and U.S. Treasury Department issued a notice (the “Notice”) that requests public comments on a comprehensive list of tax policy issues raised by prepaid forward contracts, which include financial instruments similar to the Notes. The Notice contemplates that such instruments may become subject to taxation on a current accrual basis under one or more possible approaches, including a mark-to-market methodology; a regime similar to the Contingent Payment Regulations; categorization of prepaid forward contracts as debt; and treatment of prepaid forward contracts as “constructive ownership” transactions. The Notice also contemplates that all (or significant portions) of an investor’s returns under prepaid forward contracts could be taxed at ordinary income rates (as opposed to capital gains rates). It is currently impossible to predict what guidance, if any, will be issued as a result of the Notice, and whether any such guidance could have retroactive effect.

In addition, legislation has been introduced for consideration in the United States Congress that, if enacted into law, would require current accrual of interest income on prepaid derivative contracts with a term of more than one year (which would include financial instruments similar to the Notes) acquired after the date of the legislation’s enactment. The legislation also would implement special income accrual rules for publicly traded prepaid derivative contracts. The schedule for consideration of this legislation and the outcome of the legislative process currently is uncertain.

Information Reporting and Backup Withholding. Information returns may be required to be filed with the IRS relating to payments made to a particular U.S. Holder of Notes. In addition, U.S. Holders may be subject to backup withholding tax on such payments if they do not provide their taxpayer identification numbers in the manner required, fail to certify that they are not subject to backup withholding tax, or otherwise fail to comply with applicable backup withholding tax rules. U.S. Holders may also be subject to information reporting and backup withholding tax with respect to the proceeds from a sale, exchange, retirement or other taxable disposition of the Notes.

Non-United States Holders

A holder or beneficial owner of Notes that is not a U.S. Holder (a “Non-U.S. Holder”) generally will not be subject to U.S. federal income or withholding tax on any capital gain realized upon the maturity, sale or other disposition of the Notes by a Non-U.S. Holder, unless the gain is effectively connected with the conduct of a trade or business in the United States by the Non-U.S. Holder (or, where a tax treaty applies, is attributable to a United States permanent establishment), or in the case of gain realized by an individual Non-U.S. Holder, the Non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

In general, a Non-U.S. Holder will not be subject to U.S. federal backup withholding or information reporting with respect to any gain on the Notes if the Non-U.S. Holder provides an IRS Form W-8BEN (or a successor form) with respect to such payments.

In the Notice discussed above, the IRS and U.S. Treasury Department specifically question whether, and to what degree, payments (or deemed accruals) in respect of a prepaid forward contract should be subject to withholding. Accordingly, it is possible that future guidance could be issued as a result of the Notice requiring us to withhold on payments made to non-U.S. Holders under the Notes.

Estate Tax

In the case of a holder of a Note that is an individual who will be subject to U.S. federal estate tax only with respect to U.S. situs property (generally an individual who at death is neither a citizen nor a domiciliary of the United States) or an entity the property of which is potentially includable in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), the holder of a Note should note that, absent an applicable treaty benefit, the Notes may be treated as U.S. situs property for U.S. federal estate tax purposes. Prospective investors are urged to consult your own tax advisors regarding the U.S. federal estate tax consequences of investing in the Notes.

PLAN OF DISTRIBUTION; CONFLICTS OF INTEREST

The terms and conditions set forth in the Global Selling Agency Agreement dated April 20, 2006, as amended, among Citigroup Funding, Citigroup Inc. and the agents named therein, including Citigroup Global Markets, govern the sale and purchase of the Notes.

Citigroup Global Markets, acting as principal, has agreed to purchase from Citigroup Funding, and Citigroup Funding has agreed to sell to Citigroup Global Markets, $         principal amount of Notes (         Notes) at $10 per Note, any payments due on which are fully and unconditionally guaranteed by Citigroup Inc. Citigroup Global Markets proposes to offer some of the Notes directly to the public at the public offering price set forth on the cover page of this pricing supplement and some of the Notes to certain dealers at the public offering price. Citigroup Global Markets may allow, and these dealers may reallow, sales to certain other dealers at the public offering price. If all of the Notes are not sold at the initial offering price, Citigroup Global Markets may change the public offering price and other selling terms.

The Notes will not be listed on any exchange.

In order to hedge its obligations under the Notes, Citigroup Funding expects to enter into one or more swaps or other derivatives transactions with one or more of its affiliates. You should refer to the section “Risk Factors Relating to the Notes—The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May be Substantially Less Than the Amount You Originally Invest” in this pricing supplement, “Risk Factors—Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and the section “Use of Proceeds and Hedging” in the accompanying prospectus.

Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering will conform to the requirements set forth in Rule 2720 of the NASD Conduct Rules adopted by the Financial Industry Regulatory Authority. Client accounts over which Citigroup Inc., its subsidiaries or affiliates of its subsidiaries have investment discretion are not permitted to purchase the Notes, either directly or indirectly.

ERISA MATTERS

Each purchaser of the Notes or any interest therein will be deemed to have represented and warranted on each day from and including the date of its purchase or other acquisition of the Notes through and including the date of disposition of such Notes that either:

(a)	it is not (i) an employee benefit plan subject to the fiduciary responsibility provisions of ERISA, (ii) an entity with respect to which part or all of its assets constitute assets of any such employee benefit plan by reason of C.F.R. 2510.3-101 or otherwise, (iii) a plan described in Section 4975(e)(1) of the Internal Revenue Code of 1986, as amended (the “Code”) (for example, individual retirement accounts, individual retirement annuities or Keogh plans), or (iv) a government or other plan subject to federal, state or local law substantially similar to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (such law, provisions and Section, collectively, a “Prohibited Transaction Provision” and (i), (ii), (iii) and (iv), collectively, “Plans”); or

(b)	if it is a Plan, either (A)(i) none of Citigroup Global Markets, its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the Notes or renders investment advice with respect to those assets, and (ii) the Plan is paying no more than adequate consideration for the Notes or (B) its acquisition and holding of the Notes is not prohibited by a Prohibited Transaction Provision or is exempt therefrom.

Please also refer to the section “ERISA Matters” in the accompanying prospectus.

We are responsible for the information contained and incorporated by reference in this pricing supplement and the accompanying prospectus supplement and prospectus and in any related free writing prospectus we prepare or authorize. We have not authorized anyone to give you any other information, and we take no responsibility for any other information that others may give you. You should not assume that the information contained or incorporated by reference in this pricing supplement or the accompanying prospectus supplement or prospectus is accurate as of any date other than the date on the front of the document. We are not making an offer of these securities in any state where the offer is not permitted.

Citigroup Funding Inc.

Medium-Term Notes, Series D

Notes Linked to the Morningstar® Wide

Moat FocusSM/S&P 500® Total Return

Index Long Short Basket

Due November     , 2013

($10 Principal Amount per Note)

Any Payments Due from

Citigroup Funding Inc.

Fully and Unconditionally Guaranteed

by Citigroup Inc.

Pricing Supplement

                    , 2010

(Including Prospectus Supplement

dated February 18, 2009 and

Prospectus dated February 18, 2009)